Exhibit 99.1

Stadium Capital Management Issues Letter to Sleep Number Shareholders Regarding the Need for a Reconstituted Board and Independent CEO Search

Calls on Sleep Number to Collaborate with its Largest Shareholder to Add New Directors to the Board, Appoint an Executive Chairman and Ensure a Wholly Independent CEO Search Process to Identify the Company’s Next Leader

Encourages Shareholders to Make Their Concerns with Sleep Number’s Unacceptable Performance and Self-Preservation Tactics Known by Communicating Them to the Company

Intends to Nominate Exceptionally Qualified Directors Should the Board Remain Unwilling to Work with Stadium on Changes Necessary to Unlock the Tremendous Value Trapped in Sleep Number’s Shares

NEW CANAAN, Conn.--(BUSINESS WIRE)—Stadium Capital Management, LLC today sent the below letter to shareholders of Sleep Number Corporation (NASDAQ: SNBR).

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November 25, 2024

Fellow Sleep Number Shareholders:

Stadium Capital Management, LLC (together with certain of its affiliates, “Stadium Capital” or “we”) is the largest shareholder of Sleep Number Corporation (“Sleep Number” or the “Company”), owning approximately 11.7% of the Company’s outstanding shares. We hold our position because we remain convinced that there is enormous upside in the value of the Company if certain fundamental changes occur.

Our successful and nearly three-decade investment strategy is typically based on close, friendly collaboration with our concentrated portfolio of companies, anchored in deep research and a long-term investment horizon. We strongly prefer to keep engagement private and are nothing if not patient, but after a decade of diligent work on Sleep Number and over 15 meetings with the Company’s management and Board of Directors (the “Board”), our frustration with current leadership, who has overseen massive shareholder value destruction, reached a tipping point last year. As a result, we were compelled to take the rare step of publicly expressing our concerns regarding Sleep Number’s leadership and governance last year.1 This ultimately led to the appointment of two highly qualified new directors to the Board pursuant to a Cooperation Agreement between Stadium Capital and the Company (the “Cooperation Agreement”).

On October 30, 2024, a mere four days before our one-year Cooperation Agreement expired, the Board announced several management and governance changes, including the retirement of the CEO, President and Chair of the Board, Shelly Ibach, and a gradual de-classification and shrinking of the Board. While on the surface these changes represent forward progress, it is clear to us that they are the bare minimum, insufficient and wholly inadequate given the gravity and urgency of the situation Sleep Number finds itself in today – thanks to this Board. In our view, these changes reflect the current Board’s efforts to cling to the status quo and maintain control.

1 https://www.businesswire.com/news/home/20230913488935/en/Stadium-Capital-Management-Issues-Letter-to-Sleep-Number%E2%80%99s-Board-of-Directors-Regarding-the-Urgent-Need-for-Shareholder-Driven-Change

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Now, Sleep Number’s shareholders are being asked to entrust this Board to hire the Company’s next CEO, which is, without any doubt, the most critical decision facing the Company over the next decade. Given that these are the same directors who have overseen massive value destruction and failed to hold Ms. Ibach accountable for far too long, shareholders cannot trust the Board as currently constructed to get this decision right, a decision that will define the future of Sleep Number.

Before deciding to make our concerns public, we worked tirelessly and in good faith to persuade the Board to collaborate privately with us to improve its flawed CEO search process. As with most of our suggestions, the Board summarily rejected our proposals. While shareholders cannot trust the current Board to hire Sleep Number’s next CEO, we also believe that shareholders cannot trust this Board, which is still populated with many long-tenured directors who presided over a truly colossal destruction of shareholder value, to oversee the crucial capital allocation decisions facing the Company. A meaningfully reconstituted Board will be better positioned to identify a great CEO, create the best incentives for that CEO and instill long overdue accountability into Sleep Number’s corporate culture, all of which would help unlock the tremendous value that exists within this Company. It is well past time to put an end to this relentless and extraordinary value destruction, and fix Sleep Number’s leadership and governance.

We have spoken to many Sleep Number shareholders following the filing of our Schedule 13D on November 4, 2024 and the feedback we received was unanimous – more and urgent change is desperately needed. We are urging our fellow shareholders to express their views directly to the Board, whether publicly or privately, so the Board can grasp just how widespread shareholder dissatisfaction remains. For those shareholders with whom we have not already spoken, please know that our line is open and we welcome the opportunity to hear your thoughts as well.

Significant Value Destruction Underscores the Urgent Need for Shareholder-Driven Change

The immense shareholder value destruction that has occurred at Sleep Number makes blatantly obvious the need for real change at the Company. Sleep Number has been a serial underperformer, both in absolute and relative terms, over any relevant measurable period during Ms. Ibach’s tenure. The table below includes total shareholder returns for various time periods compared to Sleep Number’s closest peer, Tempur Sealy International, Inc. (“Tempur Sealy”). The performance disconnect between two direct competitors is staggering and indisputable.2

	Total Return Data (as of 11/22/2024)
					Ibach
	1-year	3-year	5-year	10-year	Tenure
Sleep Number Corporation	23%	-85%	-74%	-52%	-52%
Tempur Sealy International, Inc.	40%	29%	172%	311%	430%

Relative Underperformance	-17%	-114%	-246%	-364%	-482%

This comparison to Sleep Number’s closest peer is starkly informative because Tempur Sealy went through a shareholder-driven leadership change in 2015. Consider the performance results between Tempur Sealy and Sleep Number before and after this change:3

2 Source of share price performance data used throughout is Capital IQ.

3 The pre-change period is from June 1, 2012 (the start of Ms. Ibach’s tenure) to February 16, 2015, the day H Partners Management initiated a campaign that led to shareholder-driven board and CEO change at Tempur Sealy. The post-change period is from February 16, 2015 to November 22, 2024.

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	Total Return Data
	Pre-Change	Post-Change
Sleep Number Corporation.	24%	-61%
Tempur Sealy International, Inc.	29%	311%

Relative Underperformance	-5%	-372%

During Ms. Ibach’s tenure, the Board has unequivocally failed in its two primary responsibilities: (i) ensuring the Company hires, incentivizes and holds accountable the right CEO, and (ii) allocating capital.4 It is time for real change.

We believe that corporate governance improvements and shareholder-driven reform can make a big difference.

Recent Governance Changes are Insufficient

It is clear to us (and the many shareholders we have spoken with) that the recent changes announced by the Company are insufficient. Sleep Number is on a path to de-classify the Board, separate the Chair and CEO roles and slowly shrink the Board. Normally, we would applaud these moves, as it would signal that a board has committed to better governance by making itself more independent from management and more accountable to shareholders.

In this case, however, these corporate governance “improvements” should be viewed as wholly inadequate self-preservation measures. The below provides some relevant context:

What the Board Says:[5]	The Reality:
“These changes reflect the Board’s ongoing commitment to progressive and effective corporate governance and accountability to shareholders.”

After almost a year of inaction, Sleep Number waited until two business days before the expiration of the Cooperation Agreement to announce these changes. We have suggested that the Board implement these standard, common sense governance practices for over a year, and many of these changes should have been implemented at the Company’s 2024 Annual Meeting of Shareholders.

The Company advised us that this year’s class of directors will yet again be nominated for three-year terms, meaning that the declassification process will not actually begin until 2026.

4 Many of these mistakes are highlighted in our 2023 letter to the Board.

5 https://www.sec.gov/Archives/edgar/data/827187/000082718724000087/a2024-q3ex991skyway.htm

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“While we value the contributions of each of our talented directors, we believe that strategically reducing the size of the Board at the appropriate time will enhance our governance.”

The Board has not committed to an accelerated departure date for Stephen Gulis or Brenda Lauderback. The Board’s claim that time is needed to transition committee chair roles is an absurd excuse. These over-tenured, under-performing directors who have served on the Board since 2005 and 2004, respectively, should never have been nominated for re-election in 2024 in the first place.

Sleep Number’s directors are cumulatively paid almost 50% more than those of Tempur Sealy despite the Company having 3% the market capitalization and revenue that is 40% lower. On top of this, Sleep Number’s former Chairman, who departed the Board in May 2023, continued to receive director fees through the first three quarters of 2024.[6]

In our view, this extended transition has not only been costly to shareholders, but it is also insulting to all Sleep Number employees who have suffered pay cuts and/or lost their jobs as part of urgent cost-cutting initiatives. The long-tenured directors on the Board – the people as responsible for this harm as anyone – have not been held accountable.

“The Board has unanimously determined its intent to appoint Michael Harrison as independent Chair following the 2025 Annual Meeting.”	The Board’s choice of a new Chair is totally unacceptable and suggests that, collectively, the current directors do not understand the importance of moving on from the disastrous Ibach era. Sleep Number has several more highly qualified, shorter-tenured directors with fewer ties to the failed Ibach era who are clearly more appropriate for the role.

The Current CEO Search Process is Flawed

We have spoken with a large and diverse group of market and industry participants to gather perspectives regarding Sleep Number and its CEO search. The overwhelming consensus is that, to be successful, a search process must be fully and unequivocally independent from the outgoing CEO.

In recent conversations with the Board, we learned several deeply concerning facts. First, Ms. Ibach was involved in drafting the specifications for her successor and will interview the candidates. Second, the executive search team leading the process has close ties to the Ibach era, having led past searches for directors and senior leadership roles. Finally, and perhaps most disturbingly, social media activity indicates that the executive search partner leading this search appears to have a close relationship with Ms. Ibach. Given these dynamics, it is impossible to believe this process is truly independent of Ms. Ibach.

We would note that the current process might indeed be appropriate in a situation where a successful CEO is retiring. At Sleep Number, however, the Board is replacing a CEO whose failed leadership of the Company resulted in significant underperformance and massive value destruction during her lengthy tenure. Successful succession planning in this case requires an acknowledgement of past failings and a clean break from the past. While this is completely obvious to all market participants with whom we engaged, somehow, the Board does not seem to understand this.

6 Company Securities and Exchange Commission filings.

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This Board Cannot be Trusted to Hire Sleep Number’s Next CEO

How big a failure was the Ibach era? Operationally, from 2012 to 2024, Sleep Number’s unit market share did not increase despite increasing the store count by almost 60%, increasing the advertising budget by more than 50% and deploying hundreds of millions of dollars into R&D and technology acquisition. Margins consistently fell short of expectations. The Company began the Ibach era with over $175 million in excess cash, generated over $800 million in free cash flow and paid zero dividends during Ms. Ibach’s tenure.7 Sleep Number’s market capitalization is currently less than $300 million and its stock is down an astonishing 91% from its peak.8

The Chair of the Management Development and Compensation Committee (Ms. Lauderback) – the committee chartered with succession planning and thus leading the CEO search – has been on the Board for over 20 years. The incoming Board Chair (Mr. Harrison), who also sits on the search committee, has been on the Board for the entirety of, and thus enabled, Ms. Ibach’s nearly 13-year tenure as CEO. One other search committee member (Deborah Kilpatrick) has been on the Board for over six years and regularly lavishes public praise on Ms. Ibach. Another director up for re-election this year (Barbara Matas) has stridently expressed her great admiration for Ms. Ibach, insisting on a call this past spring to us that Ms. Ibach “is going to be our CEO” and that shareholders had better accept that. In the face of overwhelming and completely damning evidence, the Board simply refuses to see the obvious – Sleep Number urgently needs a clean break from the failed Ibach era.

On November 12, 2024, we made a proposal to the Company that was intended to be a non-disruptive and collaborative solution to the current situation.9 We offered to support the Board at the Company’s upcoming annual meeting if the Board committed to a truly independent CEO search process that excluded Ms. Ibach and either changed the search committee structure or formally involved a Stadium Capital principal in the process. The Board rejected this non-escalatory, constructive proposal on the grounds that changing the committee purportedly would disrupt the ongoing process. Given Sleep Number’s poor governance and the fact that, as the Company’s largest shareholder, we had expressed that the Board does not have our support absent these kinds of changes, we thought this proposal would improve the process, expand the pool of interested and qualified candidates, and potentially satisfy other shareholders who were apparently considering raising their own concerns publicly. The Board’s grave miscalculation in rejecting our recent proposal confirmed for us that shareholders, the true owners of the Company, need more and substantive change, now.

7 Company Securities and Exchange Commission filings.

8 As of November 22, 2024.

9 Feel free to reach out to us if you would like a copy of this letter.

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THE path forward

Sleep Number should collaborate with its largest shareholder to refresh the Board and ensure the CEO search process is completely independent.

We are already aware of at least two highly qualified potential CEO candidates who were reluctant to get involved because of Sleep Number’s ineffective and dysfunctional Board. That is extremely concerning to us, as it should be to all owners. We are calling on the Board to collaborate with us immediately to refresh the Board and improve the CEO search process. Time is of the essence. Our suggested path forward is as follows:

•	Announce the immediate retirement of Mr. Gulis and Ms. Lauderback from the Board.
•	Replace incoming Chairman Harrison and Ms. Matas with a Stadium Capital principal and another highly qualified independent director.
•	Reconstitute the CEO search committee by fully excluding Ms. Ibach from the process, shifting the composition towards shorter-tenured directors with public company CEO experience and including a Stadium Capital principal.
•	Appoint an Executive Chairman to help run the Company during Ms. Ibach’s transition period. If one of the current qualified and relatively short-tenured Sleep Number directors is willing to fill this role, they would have our support. If there is no internal candidate, we can provide a ready, willing and highly capable external candidate.

It is nonsensical for shareholders and offensive to Sleep Number’s employees for the Board to continue wasting shareholder money to pay advisors to “defend” the Board against an outcome that owners prefer during this critical period of cost-cutting. To reiterate, if our fellow shareholders agree with our views, we encourage you to express that to the Board in short order. If the Board listens to its business owners’ views, we see a quick path to creating an excellent Board that will be capable of hiring an outstanding CEO for Sleep Number and all its stakeholders.

Should our requests and concerns continue to fall on deaf ears, we will be compelled to nominate several exceptionally qualified directors for election at Sleep Number’s 2025 Annual Meeting of Shareholders. We believe that a large portion of the Company’s shareholders would support our efforts. While a protracted public battle may potentially delay the CEO transition, we are confident that the eventual result of our successful campaign would be a high integrity search process, the hiring of the best possible CEO and an improved Board. With these elements in place at Sleep Number, we believe shareholders will be positioned to realize enormous upside over the next several years, and all stakeholders will benefit from a healthier culture based on accountability. We know what is possible at Sleep Number, which is why we are committed to taking the necessary actions for the Company to make good on its immense potential.

Sincerely,

The Investment Committee of Stadium Capital Management LLC

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Contacts

Longacre Square Partners

Greg Marose / Charlotte Kiaie, 646-386-0091

gmarose@longacresquare.com / ckiaie@longacresquare.com

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